December 30, 2008

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention: Ms. Era Anagnosti

Re:	CRC Crystal Research Corporation Registration Statement on Form S-1/A, Sixth Amendment File No. 333-151309 Filed: December 29, 2008

Dear Ms. Anagnosti:

Further to your telephone conversation with Joseph L. Pittera, Esq., CRC Crystal Research Corporation hereby requests acceleration of its Registration Statement on Form S-1/A, Sixth Amendment, as of 2:00 PM Eastern Standard Time on December 31, 2008, or as soon thereafter as possible, in accordance with Rule 461(a) of Regulation C.

Pursuant to your earlier correspondence, we acknowledge that:

(1) Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2) The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3) The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments with regard to this Request for Acceleration then please direct those queries or responses to Joseph L. Pittera, our corporate counsel.

Yours truly, /S/ Kiril Pandelisev Kiril Pandelisev Chief Executive Officer

4952 East Encanto Street - Mesa, Arizona 85205
Phone: (480) 452-3301 - Fax: (480) 832-6187